

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

Via E-mail
Andro Gvichiya, Chief Executive Officer
Licont, Corp.
c/o W. Scott Lawler
3550 N. Central Avenue, Suite 1025
Phoenix, Arizona 85012

> **Re:** **Licont, Corp.**
> **Registration Statement on Form S-1**
> **Filed October 18, 2011**
> **File No. 333-177359**

Dear Mr. Gvichiya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." Please see SEC Release No. 33-6932. Your disclosure indicates that you are a development stage company that was formed to "operate a mobile applications development business." However, we note that you have a limited operating history, no customers, no revenues, a net operating loss of $818, and it appears that you have only

minimally implemented your business model. To date, it seems as if you have taken few substantive steps in furtherance of a business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

2. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our website.

3. Throughout your prospectus you describe yourself as a "mobile applications development business." Please revise this characterization to clarify, if true, that you intend to develop one mobile application, as opposed to engage in the business of developing multiple mobile applications.

Registration Statement Cover Page

4. We note you have disclosed your primary SIC code as 7300. The SIC code for your company in the EDGAR system's records, however, is identified as 7389. Please revise your cover page accordingly.

Prospectus Cover Page

5. Please disclose that your auditor has issued a going concern opinion.

Prospectus Summary, page 5

6. We note your disclosure in the penultimate paragraph on page 23 discussing your intent to register to the Apple Developer Program. Please clarify your reference in the last

sentence of the second paragraph and throughout your filing that you "have registered as apple developer [sic]." To the extent you have not undertaken this registration, please thoroughly review and revise your prospectus. In addition, please revise your disclosure to clarify what it means to be registered as an Apple developer, and whether Apple may refuse to register you as such.

7. Please revise the first sentence of the third paragraph to clarify, if true, that you must raise additional capital to develop your business plan.

Risk Factors, page 7

8. Please revise the last sentence of the first paragraph in this section to clarify that there is no assurance your common stock will be eligible for trading on the OTCBB.

Our business is at an early stage of development…, page 7

9. Please revise this risk factor to clarify, if true, that your business plan is currently being developed. If appropriate, in either this risk factor or in a separate risk factor, please also revise to discuss the risks associated with not fully developing your business plan. Please see Item 503(c) of Regulation S-K.

If we do not obtain additional financing…, page 7

10. We note your statement that "the minimum additional capital necessary to fund our planned operations for the 12-month period will be approximately $10,500 and will be needed for general administrative expenses, business development, marketing costs and costs associated with being a publicly reporting company." In an appropriate place in your filing and in light of the table set forth on page 24, please clarify how you will allocate this $10,500 should you be unable to raise the $33,100 in expenses you expect to incur in the next 12 months.

Because company's [sic] headquarters and assets…, page 10

11. Mitigating language is inappropriate for risk factor disclosure. Please delete the phrase "[w]hile we are organized under the laws of State [sic] of Nevada..." Similarly, please delete the penultimate sentence of the first risk factor on page 10 and the fourth sentence in the last risk factor on page 12.

Determination of Offering Price, page 13

12. We note your statement that you "determined this offering price arbitrarily, by adding a $0.03 premium to the last sale price of [y]our common stock to investors." Please revise to state that Mr. Gvichiya received his shares at a price of $0.001 per share. Please also revise to explain why the price at which Mr. Gvichiya received his shares on May 27,

2011 is significantly less than the price paid by selling security holders on September 22, 2011.

Selling Shareholders, page 13

13. We note you are registering shares acquired by selling shareholders in a private placement which closed on September 22, 2011. Please file the subscription agreement for this private placement as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

14. We note your statement that "Other than disclosed above, none of the selling shareholders: 1. has had a material relationship with us other than as a shareholder at any time within the past three years…" Please clarify whether any of the selling shareholders has had any material relationship with Mr. Gvichiya.

Description of Business, page 17

Revenue, page 19

15. Please clarify how you intend to determine the "small fee" you plan to charge restaurants.

Description of Property, page 20

16. Please briefly state the location and general character of your office. We note you provide this disclosure on page 21. Please also expand your description to clarify whether your office is a part of a residence or an employer's location and, if an employer, whether they are aware and approve of this activity. Please see Item 102 of Regulation S-K.

Rule 144 Shares, page 22

17. Please clarify, if true, in the last sentence of this section that your sole officer and director, an affiliate, holds all 1,500,000 shares. Please see Item 201(a)(2)(ii) of Regulation S-K.

Plan of Operation, page 23

18. Please revise to:

- describe what is involved in "research[ing] existing market and mobile application and develop[ing] a concept of our mobile application software,"
- provide additional information regarding the nature of your office setup costs,
- describe the process by which you will test your mobile application,

- clarify whether your marketing efforts will be directed at restaurants, end-users or both, and how you will identify the restaurants and/or end-users to which you intend to market your product.

Please also state, if true, that you will "[u]pload to iTunes Connect" only in the event that Apple approves your application.

19. Please disclose why you anticipate incurring no material costs associated with application concept development, testing your mobile application and submitting your application to the Apple store.

Available Information, page 25

20. Please revise the fourth sentence in the first paragraph of this section that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) of Regulation C permits this type of qualification only where contemplated by the form.

Directors, Executive Officers, Promoters and Control Persons, page 26

21. With a view to providing investors adequate disclosure on Mr. Gvichiya's prior business experience and information relating to the level of his professional competence, please revise to clarify the type of computer club in which "Next" is involved. Please also revise to describe the nature of Mr. Gvichiya's responsibilities as the owner/operator of "Next." Please see Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 28

22. We note your statement "[e]xcept as otherwise indicated, all shares are owned directly." Please clearly state whether or not Mr. Gvichiya directly owns his shares.

Certain Relationships and Related Transactions, page 28

23. Please disclose, as you do on page 21, that you do not pay rent to Mr. Gvichiya in connection with your use of his office space.

Report of Independent Registered Public Accounting Firm, page F-1

24. We note the scope paragraph of your auditor's report refers to the restated statements of operations, stockholders equity and cash flows for the period ended September 30, 2011. If the financial statements have been restated, please clearly label the face of the financial statements as restated and provide all of the disclosures required by ASC 250-10-50-7 through 50-10. Please also have your auditor revise his report to: 1) refer to the financial

statements as restated in the opinion paragraph; and 2) reference the footnote disclosure that describes the restatement.

Statement of Operations, page F-3

25. Net loss from operations does not appear to be the arithmetic sum of your operating revenues and expenses. Please revise or advise.

Note 2 – Going Concern, page F-6

26. Financial statements containing audit reports that contain going concern language should include prominent disclosure of the company's viable plans to overcome such difficulties. Please disclose your expected demands for cash, and revise your disclosure regarding expected sources of cash to clarify whether you have commitments from your sole executive officer and director to provide capital or loans. Refer to Section 607.02 of the SEC's Codification of Financial Reporting Policies.

Part II. Information Not Required In the Prospectus, page 39

Other Expenses of Issuance and Distribution, page 39

27. It appears the total expenses of $6,003.76 is incorrect. Please revise. Please also revise the registration fee to reflect the correct registration fee amount. As appropriate, please revise the table on page 24.

Recent Sales of Unregistered Securities, page 40

28. Please briefly state the facts relied upon which made Regulation S available as the exemption in the sale of common stock to Mr. Gvichiya on May 27, 2011. Please see Item 701(d) of Regulation S-K.

Exhibit 5.1

29. Please revise the first sentence to clarify that you served as counsel to the registrant.

30. Please revise the second paragraph of the opinion to reflect, if true, that the Registered Shares are being offered by multiple shareholders.

31. Please revise the penultimate paragraph to state that the shares "are" – and not "will be" – legally issued, fully paid and non-assessable. Please see Section II.B.2.h of Staff Legal Bulletin No. 19.

32. Please revise the penultimate sentence of the last paragraph to reference the correct caption which appears to be "Interests of Named Experts and Counsel."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director